082-34812

Petrominerales

07024268

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 01 2007
WASH. D.C.
186

May 24, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

PETROMINERALES TO WEBCAST ANNUAL AND SPECIAL MEETING AND PROVIDES EXPLORATION UPDATE

Bogotá, Colombia – May 23, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% indirect subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX:PBG) (OSLO:PBG), announces that the Casanare Este-1 exploration well in Colombia is to be abandoned.

Drilling and logging operations were completed at the Casanare Este-1 exploration well on the Casanare Este block in the Llanos Basin of Colombia, which was spudded on April 25, 2007 and reached the planned depth of 9,938 feet on May 10, 2007. Logs indicated that the target resevoir sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations, as a result, the Casanare Este-1 exploration well will be plugged and abandoned.

Casanare Este-1 was the third of our 2007 five well exploration drilling program planned for the Llanos and Putamayo Basins; four wells are planned in the Llanos Basin and one well in the Putamayo Basin. Petrominerales holds over 1.5 million acres of land in Colombia on which we have acquired 307 square kilometers of 3D seismic and reprocessed all available 2D seismic data. We now have 19 leads and prospects on these lands. In 2007, we plan to acquire an additional 190 square kilometers of 3D seismic and 576 kilometers of reconnaissance 2D seismic.

We are currently drilling the Corcel-1 exploration well on the Corcel block at a depth of 11,458 feet at the top of our primary target Mirador formation reservoir where we have encountered gas and hydrocarbon shows. We expect to reach total planned depth of 12,800 feet in mid-June. Upon completion of this well the drilling rig will move to Orito to drill additional development wells and the Las Aguilas exploration well.

Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo block in the Llanos Basin. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450 barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

Annual and Special Meeting

The Company will be holding its Annual and Special Meeting of shareholders on Friday, May 25, 2007 at 10:00 AM in the Millennium Meeting Room, Radisson Royal Bogotá Hotel, Calle 113 No. 7-65, Bogotá, Colombia. The Meeting will be webcast and made

available through the Company's website at http://www.petrominerales.com/investor-package.php.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Chief Financial Officer
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END